UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST REPORTS RECORD DELIVERIES OF 175,099 ELECTRIC VEHICLES IN 2025 IN VIETNAM

Hanoi, January 13, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) announced its preliminary domestic Vietnam deliveries of 27,649 electric vehicles (“EVs”)1 for December 2025, setting a new record for the highest monthly deliveries by any automotive brand in Vietnam2. For the full year 2025, the Company delivered a preliminary total of 175,099 EVs1 to customers in Vietnam, representing the highest annual delivery volume recorded in the domestic Vietnamese market2. This achievement underscores VinFast’s leadership in the domestic automotive market2 and reflects the continued acceleration of Vietnam’s transition toward electric mobility.

Notably, 10,981 Limo Green vehicles1 were delivered in December 2025, making it VinFast’s best-selling model for the month and further reinforcing its position as the best-selling seven-seat multi-purpose vehicle in Vietnam2. The VF 5 ranked second, with 5,435 vehicles1 delivered. The VF 3 ranked third with 3,925 vehicles1 delivered, followed by the VF 6 with 3,541 vehicles1, and the VF 7 with 1,361 vehicles1 delivered in the same month.

For the full year 2025, the VF 3 and the VF 5 were VinFast’s two best-selling models in Vietnam with cumulative deliveries of 44,585 and 43,913 vehicles1, respectively. The Company also delivered 27,127 Limo Green vehicles1, 23,291 VF 6 vehicles1, 12,568 Herio Green vehicles1, and 9,653 VF 7 vehicles1 during the year.

This Form 6-K supplements the Company’s Report on Form 6-K furnished on January 5, 2026, by providing additional details regarding VinFast’s preliminary Vietnam delivery performance for 2025, including a breakdown by vehicle model.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Note 1: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

Note 2: Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association and Company internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: January 13, 2026	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director

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